UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

STRATIVATION, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

008443 20 2

(CUSIP Number)

Silas Phillips

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 008443 20 2

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Erick Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[__]
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each reporting Person With
	7. Sole Voting Power:	968,024

	8. Shared Voting Power:	N/A

	9. Sole Dispositive Power:	968,024

	10. Shared Dispositive Power:	N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     968,024

12	12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9%

14	TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS.

Item 1    Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Strativation, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

Item 2    Identity and Background

(a)    This Schedule 13D is being filed on behalf of Mr. Erick Richardson. Mr. Richardson is sometimes referred to individually herein as the “Reporting Person.”

(b)    Business address: 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

(c)    Mr. Richardson is currently a partner at the law firm of Richardson & Patel LLP, whose principal address is 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

(d)    During the past five years, Mr. Richardson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the past five years, Mr. Richardson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Richardson is a United States citizen.

Item 3    Source and Amount of Funds or Other Considerations

On July 18, 2006, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among the Company, and various purchasers signatory thereto, including Mr. Richardson, who thereby purchased 662,791 shares of the Company’s Common Stock for total cash consideration of $41,454.00. A copy of the Stock Purchase Agreement is attached hereto as an exhibit.

On July 18, 2006, Mr. Richardson also purchased 305,233 shares of the Company’s Common Stock for total cash consideration of $33,546.00 in a private transaction with a shareholder of the Company.

Overall, on July 18, 2006, Mr. Richardson acquired 968,024 shares of the Company’s Common Stock (the “Shares”) for total cash consideration of $75,000.00 (the “Consideration”). No part of the Consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4    Purpose of Transaction

Mr. Richardson acquired the Shares for investment purposes. Mr. Richardson is the record holder of approximately 9% of the Company’s issued and outstanding Common Stock, and as a minority shareholder of the Company, Mr. Richardson does not independently possess sufficient control to effect any of the following: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5    Interest in Securities of the Company

(a)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 herein can be found in rows 11 and 13 of the Cover Page to this Schedule 13D (the “Cover Page”), which are hereby incorporated by reference.

(b)    The powers that the Reporting Person has with respect to the shares discussed herein are reflected in rows 7 through 10 of the Cover Page, which are hereby incorporated by reference.

(c)    All transactions in the class of securities reported on that were effected by the Reporting Person during the past 60 days are discussed in Item 3 herein.

(d)    Not applicable.

(e)    Not applicable.

Item 6    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 herein is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings, or relationships.

Item 7    Materials to be Filed as Exhibits

(1)    The Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 27, 2006

/s/ Erick Richardson
Erick Richardson